SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 16, 2006, entitled “Chipnuts and SMIC to Jointly Offer C626 Multimedia Chip for Mobile Phones.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: May 19, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 16, 2006, entitled “Chipnuts and SMIC to Jointly Offer C626 Multimedia Chip for Mobile Phones.”

Exhibit 99.1

Chipnuts and SMIC to Jointly Offer C626 Multimedia Chip For Mobile Phones

Shanghai, China, May 16, 2006 - Chipnuts Technology (Shanghai), Inc. (“Chipnuts”) and Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and HKSE: 0981.HK), one of the leading foundries in the world, jointly announced today that Chipnuts’ C626 chip, a multimedia chip for mobile phones, has successfully entered commercial production at SMIC.

Manufactured using SMIC’s 0.18um mixed-signal process technology, C626 is the newest addition to Chipnuts’ line of mobile multimedia System-on-Chip (SoC) co-processors. The C626 chip is optimized for low power consumption and high performance, providing key features such as MPEG-4 decoder and analog codec for video and audio playback and recording. The chip also included Chipnuts’ proprietary and unique MINI-MTVTM feature enabling true mobile Karaoke. In addition, the C626 chip can play mp3 files in the background while simultaneously supporting capture and review of pictures on mobile phones.

SMIC provided customized Device Under Pad I/O design services for the C626 chip, which allowed for a small die size while increasing system design flexibility.

“Chipnuts has had a long-standing collaboration with SMIC dating back to Chipnuts’ establishment. During pilot production, we were highly impressed with SMIC’s comprehensive support and services,” said Mr. John Yu, Chief Operating Officer of Chipnuts, “As our business continues to expand, our collaboration with SMIC will also continue to strengthen.”

“SMIC is honored to provide foundry services to Chipnuts, whose rapid development exemplifies the overall growth of China’s fabless design industry. SMIC’s manufacturing expertise coupled with Chipnuts’ design successes will further elevate the mobile phone applications chip market” said Mr. Ning Hsieh, vice-president of marketing and sales at SMIC.

At a press conference held today, Chipnuts and SMIC signed a Memorandum of Understanding that serves to strengthen the companies’ business relationship going forward.

# # #

About Chipnuts

Chipnuts Technology (Shanghai), Inc., formed in September, 2003, is a leading provider of low-power, best price-performance mobile multimedia System-on-Chip (SoC) co-processors and complete system solutions. Headquartered in Shanghai, China, Chipnuts also has sales and field-support offices in Beijing and Shenzhen. Since its establishment, Chipnuts has been developing rapidly, earning positive reviews of its flagship single-chip multimedia co-processors. On February 14th, 2006, Chipnuts received the ISO19001: 2000 quality assurance certificate. For more information, please visit http://www.chipnuts.com.

About SMIC

Semiconductor Manufacturing International Corporation, (“SMIC”, NYSE: SMI and SEHK: 0.981.HK), headquartered in Shanghai, China, is an international company and one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35um to 90nm and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In the first quarter of 2005, SMIC commenced commercial production at its 12-inch wafer fabrication facility in Beijing, the first 12-inch fab in China. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. SMIC’s pool of talents includes over 2,500 semiconductor industry experts and technical staff. SMIC has achieved ISO9001, ISO/TS16949, OHSAS18001, TL9000, BS7799 and ISO14001 certifications. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the U.S. Private Securities Litigation Reform Act of 1995)

Certain statements contained in this press release, such as statements regarding the collaboration and business relationship between SMIC and Chipnuts, may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors(including without limitation the results of future partnership between SMIC and Chipnuts), which may cause actual events, and/or the actual performance, financial condition or results of operations of SMIC to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2005 and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time.

For more information, please contact:

SMIC – Shanghai

Reiko Chang

SMIC

+86 21 5080 2000 ext 10544

PR@smics.com

SMIC – Hong Kong

Calvin Lau / Mei Fung Hoo

+852 9435 2603 / 2537 8480

Calvin_Lau@smics.com

MeiFung_Hoo@smics.com

Chipnuts

Maggie Wang

Public Relations Department

+86 21 5102 8168

maggiewang@chipnuts.com